December 17, 2008

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

RE:	SEC Comment Letter dated November 6, 2008
ERHC Energy, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
Quarterly Report for the Quarter Ended March 31, 2008
Filed May 9, 2008
Quarterly Report for the Quarter Ended June 30, 2008
Filed August 12, 2008
Supplemental Response Submitted October 15, 2008
File Number 0-17325

Dear Ms. Parker:

In connection with your review of ERHC Energy, Inc.’s (the “Company”) Form 10-K, we respectfully request an extension to December 26, 2008 to complete our response. We completed the filing of our Annual Report on Form 10-K on December 15, 2008 and are now directing our efforts to fully respond to comments in your letter dated November 6, 2008. We apologize for the delay in our response.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Controller

5444 Westheimer, Suite 1440		Houston, Tx 77056
Tel: 713-626-4700	www.erhc.com	Fax: 713-626-4700